September 29, 2006
VIA EDGAR & FACSIMILE
Securities and Exchange Commission
Division of Corporate Finance
Mail Stop 6010
100 F Street NE
Washington, DC 20549
Attention: Barbara C. Jacobs
Assistant Director

Re:	Goldleaf Financial Solutions, Inc. (f/k/a Private Business, Inc.) Registration Statement on Form S-1 SEC File No. 333-133542
Dear Sir or Madam:
     On behalf of the underwriters, we hereby join Goldleaf Financial Solutions, Inc. in requesting that the effective date for the Registration Statement referred to above be accelerated so that it will be declared effective October 3, 2006 at 4:00 p.m., Washington, D.C. time, or as soon thereafter as may be practicable, pursuant to Rule 461 promulgated under the Securities Act of 1933, as amended.
     In connection with the foregoing, please be advised that the undersigned has effected approximately the following distribution of copies of the Preliminary Prospectus dated September 18, 2006.

(1)	2,166	copies to institutions;

(2)	10	copies to underwriters; and

(3)	860	copies to individual investors.
     In addition, please be advised that the undersigned will effect the distribution of copies of the Issuer Free Writing Prospectus dated September 28, 2006 to each of the recipients above prior to effectiveness.
     We will comply, and we have been advised that any dealers will comply, with the requirements of 15c2-8 under the Securities Exchange Act of 1934.

Very Truly yours,

FRIEDMAN, BILLINGS, RAMSEY & CO., INC.
JMP SECURITIES LLC
D.A. DAVIDSON & CO.

By:	Friedman, Billings, Ramsey & Co., Inc. As Representative of the several underwriters

By:	/s/ James R. Kleeblatt

Name:	James R. Kleeblatt
Title:	Senior Managing Director